August 7, 2015

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attn:	Division of Corporation Finance,

Re:	Cinjet, Inc.
Amendment No. 1 to Current Report on Form 8-K,
Filed July 30, 2015
File No. 000-53635

Dear Ladies and Gentlemen:

At the request of Cinjet, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated August 6, 2015 from Terry French on behalf of Larry Spirgel, Assistant Director to the Commission to Alan Lien, Chief Executive Officer of the Company, relating to Amendment No. 1 to the Information Statement on Form 8-K filed with the Commission June 30, 2015 (the “8-K”). We have filed simultaneously Amendment No. 2 to the 8-K and have attached a marked copy of such Amendment No. 2 indicating the changes that the Company has made to the 8-K.

The numbered paragraph below corresponds to the paragraph in which the comment was made. For your convenience, we have included above our response a copy of the comment to which we are responding.

Liquidity and Capital Resources, page 21

1 . We note your revised disclosures in response to comment 11. Please revise to discuss your estimated cash requirements over the next 12 months and to state clearly whether you expect to have sufficient liquidity from operations for the next twelve months.

Response

The disclosure has been revised in accordance with the Staff's comment.

2. Please revise to file exhibits 99.1 and 99.2 with the amended Form 8-K that you intend to mail to shareholders.

Response

We understand that the Staff has waived comment No.2. However, be advised that Exhibits 99.1 and 99.2, as filed with the 14C on July 7, 2015, will be included with the Definitive 14C Information Statement that will be sent to shareholders.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

The Bingham Law Group APC

By:	/s/ Brad Bingham